December 31, 1995





Commodity Monitors Inc.
225 Broadway, Suite 2200
San Diego, CA   92101
Attn:   Rick Slaughter


RE:   SMITH BARNEY INTERNATIONAL CURRENCY FUND L.P.


Dear Rick:

      Smith Barney Futures Management Inc. ("SBFM") has decided to reallocate away the assets being traded by Commodity Monitors, Inc., for the above fund. By doing so, this will effectively terminate the management agreement between SBFM, CMI and the Smith Barney International Currency Fund L.P.

      Please liquidate your positions in account 258-42030 in an orderly fashion by Friday December 29, 1995. If you have any questions, please call me at 212-723-5416.


                                          Very truly yours,




                                          Daniel A. Dantuono
                                          Chief Financial Officer

DAD/cs


cc:   Richie Collins
      Dan McAuliffe
      Susan Petrovcik
      Alex Sloane
      Shelley Ullman
      Dave Vogel
      file